Avino Silver & Gold Mines Ltd.

Consolidated Financial Statements

January 31, 2001, 2000 and 1999

Auditor’s Report

To the Shareholders of
Avino Silver & Gold Mines Ltd.

I have audited the consolidated balance sheets of Avino Silver & Gold Mines Ltd. as at January 31, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company’s management. My responsibility is to express an opinion on these consolidated financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards in Canada. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at January 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with generally accepted accounting principles in Canada. As required by the Company Act (British Columbia), I report that, in my opinion, these principles have been applied on a consistent basis.

The audited consolidated financial statements for the year ended January 31, 1999 were examined by other auditors who expressed an opinion without reservation on those financial statements in their report dated April 23, 1999.

Coquitlam, B.C.
May 22, 2001

“Matthew Hoogendoorn”
Chartered Accountant

Comments by Auditor for U.S. readers on Canada-U.S. reporting differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. My report to the shareholders dated May 22, 2001 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions in the auditor’s report when these are adequately disclosed in the financial statements.

Coquitlam, B.C.
May 22, 2001

“Matthew Hoogendoorn”
Chartered Accountant

Avino Silver & Gold Mines Ltd.
Consolidated Balance Sheets
January 31, 2001 and 2000

	2001	2000
Assets
Current Assets
Cash	$6,267	$5,600
Accounts receivable and prepaid expenses	9,880	6,172
Due from related parties (Note 9(e))	2,057	1,320

	18,204	13,092
Mineral property interests (Notes 1, 3)	3,236,838	3,210,166
Due from related party (Note 9(f))	—	397,848
Investments (Note 4)	1,689,347	2,068,855
Other assets (Note 5)	82,386	117,401
	5,026,775	5,807,362

Liabilities
Current liabilities
Accounts payable and accrued liabilities	131,596	120,576
Due to related parties (Note 9(d))	318,358	42,259

	449,954	162,835
Debentures payable (Note 6)	1,415,960	1,365,175

	1,865,914	1,528,010

Shareholders’ Equity
Share capital (Note 7(a))	12,595,199	12,595,199
Contributed surplus (Note 7(b))	184,967	184,967
Deficit	(9,517,436)	(8,398,945)

	3,262,730	4,381,221
Deduct: 14,180 shares held for future disposition — at cost	(101,689)	(101,689)

	3,160,861	4,279,352

	5,026,775	5,807,362

Approved by the Board of Directors
Signed:

“Louis Wolfin" , Director “Ernest Calvert" , Director

Avino Silver & Gold Mines Ltd.
Consolidated Statements of Operations and Deficit
Years Ended January 31, 2001, 2000 and 1999

	2001	2000	1999
Revenue
Interest and other	$643	$2,567	$3,563

Expenses
Accounting and audit	15,725	31,204	46,131
Amortization of deferred financing charges	41,139	56,264	56,264
Finance	101,636	210,170	187,508
Foreign exchange loss	44,793	19,209	17,894
Legal	9,840	14,159	54,742
Office and miscellaneous	60,977	62,229	85,111
Regulatory and compliance fees	11,516	15,225	18,262
Salaries and benefits	29,326	38,416	46,322
Shareholder and investor relations	22,811	23,271	38,828
Travel and entertainment	3,998	3,935	11,888

	341,778	474,152	562,953

Loss before the following:	(341,135)	(471,585)	(559,390)
Equity in loss of affiliate	(770,296)	(199,954)	(244,806)
Capital tax	—	(12,260)	(6,979)
Write-down of mineral property interest	—	—	(1,000,000)
Write-down of investment	(7,060)	—	(296,000)

Loss for the year	(1,118,491)	(683,799)	(2,107,175)

Deficit – beginning of the year	(8,398,945)	(7,715,146)	(5,607,971)

Deficit – end of year	(9,517,436)	(8,398,945)	(7,715,146)

Basic and diluted loss per share	(0.24)	(0.15)	(0.48)

Weighted average number of shares	4,577,686	4,568,010	4,426,459

Avino Silver & Gold Mines Ltd.
Consolidated Statements of Cash Flows
Years Ended January 31, 2001, 2000 and 1999

	2001	2000	1999
Cash provided by (used in):
Operating activities
Loss for the year	$(1,118,491)	$(683,799)	$(2,107,175)
Items not affecting cash
Equity in loss of affiliate	770,296	199,954	244,806
Amortization of deferred financing charges	41,139	56264	56,264
Finance expense	101,636	210,170	187,508
Interest expense on debentures payable	(101,636)	(98,616)	(86,178)
Foreign exchange loss	44,661	19,209	17,894
Write-down of mineral property interest	—	—	1,000,000
Write-down of investment	7,060	—	296,000

	(255,335)	(296,818)	—
Net change in non-cash working capital items Note 12	282,674	317,038	(137,583)

	27,339	20,220	(528,464)

Financing activities
Proceeds from issuance of share capital	—	—	74,060
Debentures retired in year	—	(12,325)	—

	—	(12,325)	74,060

Investing activities
Mineral property interests	(26,672)	(28,585)	67,780
Mineral property option payable received	—	200,000	500,000
Increase in non-current related party receivables	—	(380,713)	—
Insurance proceeds on fire loss	—	74,458	—
Other assets	—	(2179)	—

	(26,672)	(137,019)	732,220
Increase (decrease) in cash	667	(129,124)	(22,184)
Cash-beginning of year	5,600	134,724	156,908

Cash-end of year	6,267	5,600	134,724

Supplementary disclosure of non-cash financing and investment activities
Marketable securities acquired in settlement of related party receivable	397,848

1.	Nature of operations

Avino Silver & Gold Mines Ltd. (“Avino”) was incorporated under the laws of the Province of British Columbia. Its principal business activities include the exploration for and development of mineral properties.

The underlying carrying value of the mineral property interests and related deferred exploration and development expenditures is dependent upon the existence of economically recoverable reserves, the ability of Avino to obtain necessary financing to complete the exploration and development, and the attainment of future profitable production.

Avino’s ability to meet its obligations as they fall due is dependent on cash flow from operations and the securing of additional financing from time to time. At January 31, 2001, Avino has a working capital deficiency of $431,750 and has obligations as described in Note 6 with respect to debentures payable. These consolidated financial statements have been prepared on a going concern basis, which assumes Avino will be able to realize its assets and discharge its liabilities in the normal course of business in the foreseeable future. Accordingly, Avino does not give effect to the adjustments, if any, that would be necessary should it be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts which may differ from those shown in the consolidated financial statements.

2. Summary of significant accounting policies

Basis of presentation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Differences between Canadian and United States generally accepted accounting principles are disclosed in note 13. All amounts shown in these consolidated financial statements are in Canadian dollars unless otherwise stated.

Joint venture

Avino’s interest in the joint venture with Bralorne-Pioneer Gold Mines Ltd. (“Bralorne-Pioneer”) is accounted for by the proportionate consolidation method. Accordingly, the accompanying consolidated financial statements include Avino’s proportionate share of the assets, liabilities, expenses and cash flows relating to the joint venture.

Investments

Investments in the shares of companies over which Avino has the ability to exercise significant influence are accounted for using the equity method. Investments in the shares of other companies are accounted for at cost. Investments are written down when there is a decline in value that is other than temporary.

Foreign currency translation

Avino considers its Mexican affiliate to be a self-sustaining entity in what is currently a highly inflationary environment and therefore applies the temporal rate method of foreign currency translation. Under this method, monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet dates. Non-monetary assets and liabilities are translated using their historical exchange rates. Revenues and expenses are translated at the average exchange rates for the year. Depreciation and amortization are translated at the same exchange rates as the assets to which they relate.

Foreign exchange gains and losses are included in operations, except for foreign exchange gains or losses relating to the debentures payable, which are deferred and amortized over the remaining lives of the debentures.

Mineral property interests

Avino capitalizes the acquisition costs and related exploration and development expenditures until such time as the property to which they relate is brought into production, abandoned, or deemed not to contain economic reserves. The costs will be amortized on a unit-of-production basis following commencement of production or written off to operations if the property is sold, abandoned or deemed not to contain economic reserves. Proceeds received from option payments are netted against capital costs and related exploration and development expenditures of the optioned property. The amounts shown for mineral properties interests and deferred exploration and development represent costs incurred to date and do not necessarily reflect present or future values.

Deferred financing costs

The costs associated with the issue of debentures payable are amortized to operations on a straight line basis over the period to maturity on issue.

Convertible debentures

Upon issuance, the convertible debentures are classified into equity and financial liability components at their present value. The financial liability is accreted by way of a charge to earnings over the conversion term of the debt.

Financial instruments

The Company’s financial instruments include cash, accounts receivable, amounts due from related parties, accounts payable and accrued liabilities, amounts due to related parties, and debentures payable. The carrying value of these financial instruments approximate their fair values.

Loss per share

Loss per share is based on the weighted average number of common shares outstanding during the year. Diluted loss per share is not presented since it is anti-dilutive.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the periods reported. These estimates are reviewed periodically, and as adjustments become necessary, they are reported in operations in the period in which they become known.

Income taxes

Future income tax assets and liabilities are recorded where the accounting net book values of assets and liabilities differ from the corresponding tax bases. The benefit of future income tax assets is only recognized when their realization is considered more likely than not.

Stock based compensation

No compensation expense is recognized when stock options are issued to employees and directors. Any consideration received by the Company on the exercise of stock options is credited to share capital.

Comparative figures

Certain prior year figures have been reclassified to conform with the current year’s presentation.

3. Mineral property interests

	2001	2000
Bralorne Mine and Loco property (notes 3(a), (b))
Acquisition	$1,273,222	$1,273,222
Exploration and development	1,776,092	1,749,691
Mine and plant construction	1,159,334	1,159,334

	4,208,648	4,182,247
Less: Write-down	(1,000,000)	(1,000,000)
Option payments received	(700,000)	(700,000)

	2,508,648	2,482,247

Minto and Olympic property (note 3(c))
Acquisition	222,900	222,900
Exploration	500,707	500,497

	723,607	723,397

Other	4,583	4,522

	3,236,838	3,210,166

(a) Bralorne Mine and Loco property

The Bralorne Mine is located in the Bridge River Area near Lillooet, British Columbia and consists of 133 Crown granted mineral claims, five reverted Crown granted claims, four located mineral claims and two placer leases.

The property was acquired by Avino in 1991. It is subject to a 1.6385% net proceeds of production royalty in favour of Bralorne Resources Limited and additional royalty to a previous property owner equal to $0.50 per ton of concentrate, if the gold content is 3/4 oz. of gold per ton or more on certain claims.

The Loco claims comprise 21 Crown granted claims in the Lillooet Mining Division of British Columbia. The claims were acquired by Avino in 1991-1993.

At January 31, 1999, Avino reviewed the carrying value of its investment in the Bralorne Mine and Loco property and recorded a charge to operations of $1,000,000 to write down the combined carrying value of the property interest.

Avino’s interest in the Bralorne Mine and Loco property is subject to the joint venture and option described below, and a first charge granted in connection with the issue of debentures payable (Note 6).

(b) Interest in joint venture

Under the terms of an option agreement dated July 21, 1993 and amended July 12, 1995, Bralorne Pioneer, a public company with common directors, earned a 50% interest in the Bralorne Mine and Loco property by making payments totaling $491,392, issuing 200,000 shares to Avino, and incurring exploration and development expenditures totaling $808,608.

Upon Bralorne-Pioneer earning its 50% interest in the Bralorne Mine and Loco property, a joint venture was formed between Avino and Bralorne-Pioneer. Each joint venturer is responsible for funding its 50% share of further costs on the properties.

On November 23, 1998, an option agreement was entered into between Avino, Bralorne-Pioneer, and Coral Gold Corporation (“Coral”). Coral is a public company with common directors. Avino granted Coral an option to acquire 50% of its interest (an undivided 25% interest) in the Bralorne and Loco properties and in the Avino-Bralorne joint venture. In order to earn its interest, Coral paid $500,000 on acquiring the option, paid $200,000 in the year ended January 31, 2000 and is required to make further payments as follows:

By October 17, 2000 (deferred in the year to

August 31, 2001)	$200,000

October 17, 2001	200,000

October 17, 2002	200,000

October 17, 2003	200,000

October 17, 2004	250,000

In addition, Coral assumed a contingent liability of $700,000, being 50% of Avino’s share of the debentures payable by the Avino-Bralorne joint venture and must contribute 50% of Avino’s share of future costs in the Avino-Bralorne joint venture in accordance with the Joint Venture Agreement entered into between Avino and Bralorne-Pioneer on July 21, 1993.

Summarized financial information regarding Avino’s proportionate share of the assets, liabilities, expenses and cash flows relating to the Avino-Bralorne joint venture is as follows:

	2001	2000
Current assets	$9,116	$5,833
Non-current assets	1,839,505	1,826,232
Current liabilities	1,330,365	1,013,182
Debentures payable	1,415,960	1,365,175
Interest income	561	1,133
Expenses	191,971	178,792
Cash flows
Operating	47,921	(4,114)
Investing	(48,872)	11,317
Financing	—	(12,325)

The joint venture recovered $148,916 (Avino’s proportionate share: $74,458) as an insurance settlement for the loss by fire of a building and supplies on the Bralorne and Loco property in fiscal 2000. The amount received has been recorded as a reduction in the carrying value of mine and plant construction.

(c) Minto and Olympic property

The Company holds a 100% interest in the Minto and Olympic mineral claims located in the Lillooet Mining Division of British Columbia, consisting of eight Crown grants and 32 reverted Crown granted claims.

On October 20, 1994, Avino entered into an option and joint venture agreement with International Wayside Gold Mines Ltd. (“Wayside”) to grant Wayside an option to acquire a 50% undivided interest in the Minto and Olympic claims over a five year period. This option was not exercised.

4. Investments

	2001	2000
Investment accounted for using the equity method
Cia Minera Mexicana de Avino, S.A. de C.V. (“Cia Minera”)	$1,259,439	$2,029,735
Investments carried at cost
Bralorne-Pioneer Gold Mines Ltd.	422,848	25,000
Levon Resources Ltd.	7,060	14,120

	429,908	39,120

	1,689,347	2,068,855

Cia Minera Mexicana de Avino, S.A. de C.V.

Avino owns 49% of the issued common shares of Cia Minera, a company incorporated in Mexico and involved in the mining of commercial ores and resource exploration and development. Avino’s 49% share of Cia Minera’s shareholders’ equity is approximately $1,895,000 (2000 — $2,666,000).

Summarized financial information of Cia Minera in Canadian dollars is as follows:

	December 31,
	2000	1999	1998
Balance Sheets
Assets
Current assets	$2,244,945	$2,225,230	$2,605,772
Non-current assets	3,405,881	4,675,620	5,137,567

	,650,826	6,900,850	7,743,339

Liabilities and Shareholders’ Equity
Current Liabilities	1,781,673	1,459,664	1,604,961
Non-current liabilities	—	—	289,123
Shareholders’ equity	3,869,153	5,441,186	5,849,255

	5,650,826	6,900,850	7,743,339

	December 31,
	2000	1999	1998
Statement of Operations
Sales	$11,199,268	$10,731,154	$10,965,607

Cost of sales	9,748,245	8,886,129	8,508,232

Gross profit	1,451,023	1,845,025	2,457,375

Expenses	3,023,056	2,253,094	2,956,980

Loss for the year	(1,572,033)	(408,069)	(499,605)

Cia Minera sells all its concentrate to Industrial Minera Mexico, S.A. de C.V. (“IMMSA”). As at January 31, 2001, there was no formal sales agreement between Cia Minera and IMMSA. As a result, there is no commitment for the sale of Cia Minera’s future production of concentrates.
There were no material transactions in Cia Minera requiring disclosure for the one-month periods ended January 31, 2001, 2000 and 1999.

Levon Resources Ltd.

Avino’s investment in Levon consists of 141,200 common shares (2000 — 141,200 shares). The investment was written down to quoted market value of $7,060 at January 31, 2001 by a charge to operations of $7,060.

Levon is a public company with common directors.

Bralorne-Pioneer Gold Mines Ltd.

Avino’s investment in Bralorne-Pioneer consists of 1,791,392 common shares (2000 and 1999 -200,000 shares) with a quoted market value of $ 161,225 (2000 — $ 22,000, 1999 — $ 25,000). The increase in the shareholding in the year is represented by 1,591,392 shares acquired in settlement of $397,848 in debt owed to Avino by Bralorne-Pioneer. Management believes that the carrying value of its investment in Bralorne-Pioneer does not exceed fair market value.

5. Other assets

	2001	2000
Deferred financing charges related to issuing debentures payable (note 6)	$281,317	$281,317
Deferred foreign exchange loss on debentures payable	39,707	33,584
Accumulated amortization	(281,317)	(240,179)

	39,707	74,722
Terms deposits	42,679	42,679

	82,386	117,401

The deferred financing charges consist of commissions, expenses and other consideration paid in connection with issuing the debentures payable and are being amortized on a straight-line basis over the period to maturity on issue of the debentures.

The deferred foreign exchange loss results from fluctuation in the U.S. dollar relative to the Canadian dollar, and is being amortized over the remaining lives of the debentures.

The term deposits relate to security deposits with government authorities for reclamation work to be performed on Avino’s Bralorne, Loco and other mining properties. These funds are unavailable for general use without the government’s consent. Interest on these funds accrues to the benefit of Avino.

6. Debentures payable

On August 31, 1995, Avino, together with Bralorne-Pioneer (collectively the “Issuers”), completed a joint offering of 2,000 Mortgage Bond units. Each unit consists of one U.S. $1,000 face value debenture and 100 common shares of Bralorne-Pioneer, of which 50 were newly issued by Bralorne-Pioneer and the other 50 were sold by Avino, resulting in the sale, by Avino, of 100,000 common shares of Bralorne-Pioneer. The debentures bear interest at 7% payable annually, and by amendment in the 1999 fiscal year now mature and are due on October 25, 2002. The debentures are not redeemable prior to the maturity date. The debentures are secured by a first charge over the Issuers’ interests in the Bralorne Mine and Loco property (Note 3). The payment of principal and interest on the Bonds is subordinated to future indebtedness of the Issuers to a Canadian Chartered Bank or Trust Company, up to a maximum of U.S. $2,000,000.
The debentures are joint and several obligations of the Issuers, with recourse against Avino limited to Avino’s interest in the Barlorne Mine and Loco property.

In addition to the extension of the maturity date of the debentures from October 19, 2000 to October 25, 2002, the new terms approved on February 10, 1998 are as follows:

(a)	The debentures were convertible into units of Avino consisting of one common share of Avino and one common share purchase warrant, on or before January 5, 2000. The conversion price was equal to the average closing price of Avino’s shares on the Vancouver Stock Exchange for the ten trading days immediately preceding the date of notice of conversion. Each warrant entitled the holder to purchase one common share of Avino at an exercise price equal to the conversion price in year one. In the second year from the date of the notice, the exercise price increased by 15%.

(b)	Subsequent to January 5, 2000, the debentures are exchangeable, at the holder’s option, into gold certificates on the basis of one gold certificate representing ten troy ounces of gold for every U.S. $4,000 principal amount of debentures. Under the terms of the debentures, the Company is required to establish a reserve from working capital for the potential conversion of the gold certificates. This reserve has not been established.

(c)	For those debentures converted into units of Avino, 50% of the principal amount of such debentures converted shall be considered an amount due and owing from Bralorne-Pioneer to Avino in consideration of Avino’s issuance of the units for the entire principal amount of debentures converted. In the event that Bralorne-Pioneer has not repaid to Avino its 50% share of the extinguished principal amount by October 25, 2002, then Bralorne-Pioneer’s interest in the Bralorne Mine Property shall be diluted in accordance with the provisions of the Option and Joint Venture Agreement between the parties dated July 21, 1993 as amended July 12, 1995. In that case, Bralorne’s failure to pay Avino on or before the maturity date will be treated as a failure to contribute its required share of costs under the Joint Venture Agreement.

During the fiscal year ended January 31, 2000, U.S. $23,000 (Cdn. $34,270) of the debentures were converted into Avino units at the exercise price of Cdn. $0.59, and the Issuers retired an additional US$17,000 of the debentures (Cdn. $24,650). During the fiscal year ended January 31, 1999, U.S. $77,000 (Cdn. $113,037) of the debentures were converted into units of Avino at exercise prices ranging from Cdn. $1.21 — $1.82.

At January 31, 2001 Avino’s proportionate share of the debentures payable was U.S. $941,500 (Cdn. $1,415,960) January 31, 2000 – U.S. $941,500 (Cdn. $1,365,175). At January 31, 2001, accrued interest of $26,884 (January 31, 2000: $26,124) has been included in accounts payable and accrued liabilities with respect to the debentures.

In accordance with generally accepted accounting principles relating to the presentation of convertible debt instruments, the debentures were split between long-term and equity components at the time of their amendment and the addition of the conversion option feature. The debt component reflected the present value of interest and principal after factoring out the conversion premium option value (equity component). The equity component of $194,702 recorded was accreted over the term of the conversion option to the principal and interest amounts payable by a charge to earnings. On expiry of the conversion option on January 5, 2000, the portion of the equity component allocated to the debentures not converted into units of Avino ($184,967) has been transferred to contributed surplus.

The following is an analysis of changes in the carrying value of Avino’s 50% proportionate share of the debentures payable:

	January 31,
	2001	2000
Balance, beginning of year	$1,365,175	$1,339,744
Conversion to shares	—	(17,135)
Foreign exchange	50,785	(38,481)
Debentures retired	—	(12,325)

	1,415,960	1,271,803

Finance expense	101,636	210,170
Interest expense	(101,636)	(116,798)

	—	93,372

Balance, end of year	1,415,960	1,365,175

7. Share capital

(a) Authorized

25,000,000 common shares without par value

Common shares issued

	2001		2000		1999
	Shares	Amount	Shares	Amount	Shares	Amount

Balance- beginning of year	$4,577,686	$12,595,199	$4,519,635	$2,745,896	$4,339,027	$12,364,097
Shares issued for cash	—	—	—	—	—	—
Private placements	—	—	—	—	85,000	59,500
Exercise of warrants	—	—	—	—	8,000	14,560
Conversion of debentures payable (note 6)	—	—	58,051	34,270	87,608	113,037
Equity component - debentures (note 6)	—	—	—	(184,967)	—	194,702

	—	—	58,051	(150,697)	180,608	381,799

Balance – end of year	4,577,686	12,595,199	4,577,686	12,595,199	4,519,635	12,745,896

(b) Contributed surplus

	2001	2000
Equity component of debentures — conversion options expired (Note 6)	$184,967	$184,967

(c) Stock options

	Underlying	Exercise
	Shares	Price
Stock options outstanding, January 31, 1998	117,500	$2.58 - $2.64
Granted	365,000	$2.20
Expired/terminated	(70,000)	$2.20 - $2.61

Stock options outstanding, January 31,1999	412,500	$2.20 - $2.64
Granted	15,000	$0.60
Expired	(35,000)	$0.60 - $2.61

Stock options outstanding, January 31, 2000 and 2001	392,500	$0.60 - $2,58

The exercise price of stock options for the purchase of a total of 372,000 shares were amended in the fiscal 2000 year from $2.20-$2.64 per share to $0.60 per share.

There were no changes in the stock options granted and outstanding during the fiscal 2001 year.

Stock options outstanding at January 31, 2001 consist of options for the purchase of 20,000 shares at a price of $0.60 per share expiring January 21, 2002, 352,500 shares at a price of $0.60 per share expiring February 3, 2003, and 20,000 shares at a price of $2.58 per share expiring April 16, 2001.

(d) Warrants

	Underlying	Exercise
	Shares	Price
Warrants outstanding, January 31, 1998	—	—
Granted	172,608	$0.70 - $1.82
Exercised	(8,000)	$1.82

Warrants outstanding, January 31, 1999	164,608	$0.70 - $1.45
Granted	58,051	$0.59 - $0.68
Expired	(85,000)	$0.70

Warrants outstanding, January 31, 2000	137,659	$0.59 - $1.45
Expired	(79,608)	$1.39 - $1.45

Warrants outstanding, January 31, 2001	58,501	$0.68

Share purchase warrants outstanding at January 31, 2001 expire on March 12, 2001.

8. Income taxes

The potential benefit of net operating loss carry forwards has not been recognized in the financial statements since the Company cannot be assured that it is more likely than not that such benefit will be utilized in future years. The components of the net deferred tax asset, the statutory tax rate, the effective tax rate and the elected amount of the valuation allowance are as follows:

	2001	2000	1999
Statutory rate	45%	45%	45%
Income taxes recovered at the Canadian statutory rate	$503,321	$307,710	$948,229
Effect of lower tax rates in foreign jurisdictions	(53,920)	(13,997)	(17,137)

	449,401	293,713	931,092
Benefit of tax losses not recognized in year	(449,401)	(293,713)	(931,092)
Income tax recovery (expense) recognized in the year	—	—	—

The approximate tax effects of each type of temporary difference that gives rise to future tax assets are as follows:

	2001	2000	1999
Operating loss carry forwards, expiring 2002 - 2008	1,323,000	1,249,000	1,204,000
Canadian exploration expenditures and foreign exploration and development expenditures in excess of book value of mineral properties	167,000	167,000	167,000
Impairment of investments	928,000	578,000	488,000
Undeducted capital cost allowance	437,000	437,000	437,000

Deferred tax assets	2,855,000	2,431,000	2,296,000
Less: valuation allowance	(2,855,000)	(2,431,000)	(2,296,000)

Net deferred tax assets	—	—	—

9. Related party transactions

Transactions with related parties not disclosed elsewhere in these financial statements are as follows:

(a)	Avino has contracted Oniva International Services Corporation (“Oniva”) to provide Avino with management and administrative services. Avino is one of six affiliated companies that beneficially own Oniva.

Avino paid Oniva the following amounts for administrative services and expenses:

	2001	2000	1999
Salaries and benefits	$29,325	$38,416	$46,322
Office and miscellaneous	34,955	36,886	62,162

	64,280	75,302	108,484

Avino reimbursed the following to Ovina as its share of joint venture costs:

	2001	2000	1999
Mineral properties expenditures	$41,194	$70,345	$57,804

(b)	In 1997, Avino entered into a consulting agreement with Frobisher Securities Ltd. (“Frobisher”), a private company controlled by a director. The agreement is for five years expiring on August 1, 2001, and remuneration is set at $2,500 per month. In the event of a change of control of Avino, and the resignation or removal of the consultant as director, the full amount of the remaining payments becomes due. In 2000, Avino accrued $34,074 (2000 - $30,577) to Frobisher for consulting fees and expenses.

(c)	Avino received reimbursement of $22,471 in the year ended January 31, 2001 (2000 — $36,168) from Coral Gold Corporation under the terms of the option agreement under which Coral can earn a 25% interest (50% of Avino’s 50% interest) in the Bralorne and Loco property, and the Avino/Bralorne-Pioneer joint venture.

(d) Due to related parties comprises the following accounts payable:

	2001	2000
Frobisher Securities Ltd.	$71,058	$34,885
Coral Gold Corporation	—	6,950
Oniva International Services Corporation	87,789	424
Bralorne-Pioneer Gold Mines Ltd.	54,511	—
Louis Wolfin (President)	105,000	—

	$318,358	$42,259

(e)	Due from related parties classified in current assets comprise the following accounts receivable:

	2001	2000
Coral Gold Corporation	$737	$—
Levon Resources Ltd.	1,320	1,320

	2,057	1,320

(f)	The amount of $ 397,848 due from Bralorne-Pioneer at January 31, 2000 was settled in the 2001 fiscal year by the issuance of 1,591,392 shares of Bralorne-Pioneer to Avino.

10. Financial instruments

Foreign exchange risk

Avino’s debentures payable are for settlement in U.S. dollars. In addition, Avino has a significant investment in Cia Minera, which maintains its accounts in Mexican pesos. Avino is exposed to risk of loss depending on the relative movements of the U.S. dollar and Mexican peso against the Canadian dollar. Avino is not engaged in the use of forward exchange contracts to hedge against fluctuations in the relative exchange rates.

Interest rate risk exposure

All of Avino’s financial assets and liabilities are non-interest bearing, except for the debentures payable, which bear interest at a fixed rate of 7% per annum.

11. Segmented information

Substantially all of Avino’s operations are in one industry, the exploration of precious metals. All mineral property interests held by Avino are located in Canada.

12. Net change in non-cash current assets and liabilities

	2001	2000	1999
Account receivables	$(3,708)	9,394	152,693
Due from related parties	(737)	262,328	(103,113)
Accounts payable and accrued liabilities	11,020	53,814	(5,089)
Due to related parties	276,099	(8,498)	182,074)

	282,674	282,674	317,038

13. Differences between Canadian and United States generally accepted accounting principles

The consolidated financial statements of Avino have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material respects from accounting principles generally accepted in the United States (“U.S. GAAP”). The material differences between Canadian and U.S. GAAP and their effect on Avino’s consolidated financial statements are summarized as follows:

	2001	2000	1999
Consolidated statements of operations
Loss for the year under Canadian GAAP	$(1,118,491)	$(683,799)	$(2,107,175)
Write-down of investments(i)	(255,093)	(6,530)	285,000
Deferred foreign exchange gain (loss)(iv)	(6,124)	57,690	(474)
Finance expense of debentures(v)	—	111,554	83,148
Exploration and other expenses(ii)	(1,259)	—	—

Loss for the year under U.S. GAAP(vi)	(1,382,967)	(521,085)	(1,739,501)

Loss per share under U.S. GAAP(vi)	(0.30)	(0.11)	(0.39)

	2001		2000
	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP

Consolidated balance sheets(iii)
Investments(i)	$1,689,347	$1,427,724	$2,068,855	$2,062,325

Other assets(iv)	82,387	42,679	117,401	84,866

Mineral property interests(ii)	3,236,838	2,513,231	3,210,166	2,486,760

Debentures – Equity(v)	(194,702)	—	(194,702)	—

Deficit	(9,517,436)	(10,347,672)	(8,398,945)	(8,966,705)

(i) Investments

U.S. GAAP requires long-term investments to be recorded at the lower of cost or market. Canadian GAAP does not require a write-down to market value unless the impairment to long-term investments is considered other than temporary.

(ii) Mineral property interests

U.S. GAAP requires exploration costs to be expensed in the period occurred, whereas Canadian GAAP allows for the deferral of these costs. Accordingly, Avino’s costs incurred relating to the Minto and Olympic properties would have been charged to operations in the years incurred.

(iii) Joint Venture

U.S. GAAP requires that joint ventures be accounted for using the equity method; however, the Securities and Exchange Commission permits the use of the proportionate consolidation method under IAS standards. Canadian GAAP requires that the proportionate consolidation method be used.

(iv) Deferred foreign exchange gains and losses

Under U.S. GAAP, foreign exchange gains and losses are expensed in the period incurred. Under Canadian GAAP, foreign exchange gains and losses relating to long-term monetary items, such as the debentures payable, are deferred and amortized.

(v) Convertible debentures

U.S. GAAP requires that convertible debentures be classified entirely as a liability. Canadian GAAP requires that convertible debentures are split between their debt and equity components.

(vi) Loss per share

The weighted average number of common shares used to calculate the loss per share under Canadian GAAP is equal to the weighted average number of common shares under U.S. GAAP.